SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 23, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Notice and Proxy Statements re Annual General Meeting and Extraordinary General Meeting of Shareholders.

PARTNER COMMUNICATIONS COMPANY LTD.
NOTICE OF
GENERAL MEETINGS OF SHAREHOLDERS

Rosh Ha'ayin, Israel August 23, 2005

        Notice is hereby given that the general meetings of Shareholders (the “General Meetings”) of Partner Communications Company Ltd. (the “Company” or “Partner”), consisting of an Annual General Meeting (the “AGM”) and an Extraordinary General Meeting (the “EGM”) will be held on Tuesday, September 13, 2005 at 10:00 am. (Israel time) (the EGM will commence immediately following the end of discussions on the matters to be resolved at the AGM), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel or at any adjournments thereof.

        It is proposed at the AGM to adopt the following resolutions:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting; to authorize the Board of Directors of the Company to determine its remuneration, subject to the prior approval of the Audit Committee; and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2004;

(ii)	to re-elect nine directors to the Company’s Board of Directors;

(iii)	to approve the Company’s audited financial statements for the year ended December 31, 2004 and the report of the Board of Directors for such period.

        It is proposed at the EGM to adopt the following resolutions:

(i)	to authorize the distribution of a cash dividend in the amount of NIS 0.57 per share to shareholders of record on September 26, 2005.

        Only shareholders of record at the close of business on August 23, 2005 are entitled to receive notice of, and to vote at the General Meetings, subject to the restrictions in the Company’s Articles of Association, as set forth in the attached Proxy Statement. All shareholders are cordially invited to attend the General Meetings in person.

        Shareholders who will not attend the General Meetings in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in any event at least two business days prior to the date of the General Meetings) in the pre-addressed envelope provided. Shareholders may revoke their proxies by written notice received at the offices of the Company at least 24 hours prior to the commencement of the General Meetings, and vote their shares in person.

        The Articles of Association of the Company also allow shareholders of the Company to vote at the General Meetings by means of a deed of vote and a form of deed of vote will be made available to shareholders registered in the Company’s Shareholder Register. Holders of American Depositary Shares are not registered in the Company’s Shareholder Register but may instruct the Depositary, JPMorgan Chase Bank, as to the exercise of the voting rights pertaining to the Ordinary Shares evidenced by their American Depositary Shares, in the manner and to the extent provided in the Depositary Agreement governing the American Depositary Shares.

        Registered joint holders of shares should take note that, pursuant to Article 19.9 of the Articles of Association of the Company, only the first named joint holder of any share shall vote, either in person, by proxy, or by deed of vote, without taking into account the other registered joint holder(s) of the share. For this purpose, the first named joint holder shall be the person whose name is registered first in the Shareholder Register.

        Copies of the proposed resolutions are available at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, every business day from 9 AM to 5PM (Israel time). Our telephone number is +972-54-7814191.

By Order of the Board of Directors ROLY KLINGER, ADV. General Counsel and Joint Company Secretary

PARTNER COMMUNICATIONS COMPANY LTD.

8 Ha’amal Street

Rosh Ha’ayin 48092, Israel

PROXY STATEMENT

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 0.01 per share (the “Ordinary Shares”), including holders of American Depositary Shares (each representing one Ordinary Share, the “ADSs”) of Partner Communications Company Ltd. (the “Company” or “Partner”) in connection with the solicitation by the Board of Directors of proxies for use at an Annual General Meeting of shareholders (the “AGM”) and an Extraordinary General Meeting of shareholders to immediately follow (the “EGM”, and together, the “General Meetings”), to be held on Tuesday, September 13, 2005 commencing at 10:00 am (Israel time), at our offices, 8 Ha’amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the AGM:

(i)	to re-appoint Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, as the Company’s auditor for the period ending at the close of the next annual general meeting; to authorize the Board of Directors of the Company to determine its remuneration, subject to the prior approval of the Audit Committee; and to approve the report of the Board of Directors with respect to the remuneration paid to the auditor and its affiliates for the year ended December 31, 2004;

(ii)	to re-elect nine directors to the Company’s Board of Directors; and

(iii)	to approve the Company’s audited financial statements for the year ended December 31, 2004 and the report of the Board of Directors for such period.

        It is proposed at the EGM:

(i)	to authorize the distribution of a cash dividend in the amount of NIS 0.57 per share to shareholders of record on September 26, 2005.

        A form of proxy for use at the General Meetings and a return envelope for the proxy are enclosed. Shareholders may revoke their proxies by written notice received at the offices of the Company at least 24 hours prior to the General Meetings and vote their shares in person. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and delivered to the Company at least two business days prior to the date of the General Meetings, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meetings or any adjournment thereof.

        Proxies for use at the General Meetings are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 23, 2005 will be entitled to receive notice of, and to vote at the General Meetings. Proxies are being mailed to shareholders on or about August 23, 2005 and will be solicited primarily by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefore, may solicit proxies by telephone, e-mail or other personal contact. Partner will bear the cost of the solicitation of the proxies by the Board of Directors, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On August 7, 2005, the Company had outstanding 151,961,492 Ordinary Shares. The holder of each Ordinary Share is entitled to one vote upon each of the matters to be presented at the General Meetings. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least one-third of our voting rights, present in person or by proxy at the General Meetings, or who have delivered to us a deed of vote, and are entitled to vote, will constitute a quorum at the General Meetings.

***ANNUAL GENERAL MEETING***

ITEM 1 – RE-APPOINTMENT OF AUDITOR AND DETERMINATION OF ITS
REMUNERATION

        Under the Israeli Companies Law, 5759 – 1999 (the “Companies Law”) and the Company’s Articles of Association, the shareholders of the Company are authorized to appoint the Company’s auditor and to authorize the Board of Directors to determine its remuneration. Under the Company’s Articles of Association, the report of the auditor’s remuneration requires the approval of shareholders. In addition, the approval by the Audit Committee of the auditor’s re-appointment and remuneration is required under the Nasdaq Corporate Governance Rules.

        The remuneration of Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, the Company’s auditor for the year ended December 31, 2004 was NIS 1,918,000 for auditing activities and NIS 98,000 for tax consultation services. Partner has agreed to indemnify Kesselman & Kesselman, and their personnel from any and all third party claims, liabilities, costs and expenses, including reasonable attorney’s fees, arising from or relating to tax services rendered under the engagement letter dated February 1, 2005, except to the extent finally determined to have resulted from the gross negligence, willful misconduct or fraudulent behavior of Kesselman & Kesselman relating to such services.

        The Audit Committee and Board of Directors have recommended that Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, be re-appointed as auditor of the Company for the period ending at the close of the next annual general meeting.

        It is proposed that at the AGM the following resolutions be adopted:

“RESOLVED, that the Company’s auditor, Kesselman & Kesselman, be and is hereby re-appointed as the auditor of the Company for the period ending at the close of the next annual general meeting, and that the Board of Directors be and is hereby authorized to determine the auditor’s remuneration, subject to the prior approval of the Audit Committee; and

RESOLVED, that the report by the Board of Directors of the auditor’s remuneration for the year ended December 31, 2004 be and it is hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of these resolutions.

The Board of Directors recommends a vote FOR approval of these proposed resolutions.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY’S DIRECTORS

        Under the Companies Law and the Company’s Articles of Association, the directors of the Company (other than the external directors (dahatzim) who generally serve for three year terms) are elected at each annual general meeting. The elected directors commence their terms at the close of the AGM and serve in office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.

        The terms of the nine (9) directors who are listed below will terminate as of the end of the AGM. It is proposed that these directors be re-elected until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Articles of Association. Moshe Vidman and Ben-Zion Zilberfarb will continue to serve as external directors (dahatzim) of the Company. Following the AGM, Amikam Cohen and Robert Donald Fullerton will cease to serve as directors of the Company.

        Proxies (other than those directing the proxy holders not to vote for all of the listed nominees) will be voted for the election of all of the nine (9) nominees, to hold office until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association. In the event any one or more of such nominees shall be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the proxy holder in accordance with his or her best judgment. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Name	Position

Fok Kin-ning, Canning	Chairman of the Board of Directors
Chan Ting Yu	Director
Chow Woo Mo Fong, Susan	Director
Uzia Galil	Director
Erez Gissin	Director
Dennis Pok Man Lui	Director
Pesach Shachar	Director
Frank John Sixt	Director
Amikam Shorer	Director

        Fok Kin-ning, Canning has been a director of Partner since May 1998 and the Chairman of its Board of Directors since that time. Mr. Fok has been an Executive Director of Hutchison Whampoa Limited since 1984 and its Group Managing Director since 1993. He also serves as the Chairman of Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited and Hutchison Telecommunications (Australia) Limited. In addition, Mr. Fok is the Co-Chairman of Husky Energy Inc., the Deputy Chairman of Cheung Kong Infrastructure Holdings Limited and Hongkong Electric Holdings Limited. He is also a Director of Cheung Kong (Holdings) Limited. Mr. Fok holds a Bachelor of Arts degree from St. John’s University in Minnesota, United States and a diploma in financial administration from the University of New England in Australia. He is a member of the Australian Institute of Chartered Accountants.

        Chan Ting Yu was a director of Partner from October 1997 to March 2000 and became a director again in May 2001. He is a member of the Executive Committee and the Compensation Committee. Mr. Chan is an Executive Director of Hutchison Telecommunications International Limited. Since joining the Hutchison Whampoa group, he has been closely involved in the management and development of Hutchison’s telecommunications business internationally. Mr. Chan holds a degree in Law and Arts (Maths), as well as a Postgraduate Certificate in Laws.

        Chow Woo Mo Fong, Susan has been a director of Partner since August 1998. Mrs. Chow has been an Executive Director of Hutchison Whampoa Limited since 1993 and its Deputy Group Managing Director since 1998. She is a solicitor and holds a Bachelor’s degree in Business Administration. Mrs. Chow is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hutchison Harbour Ring Limited, Hutchison Telecommunications International Limited and a Director of Hongkong Electric Holdings Limited and TOM Group Limited.

        Uzia Galil has been a director of Partner since August 1999. Mr. Galil currently serves as President and Chief Executive Officer of Uzia Initiatives and Management Ltd., a company specializing in the promotion and nurturing of new businesses associated with mobile communication, electronic commerce and medical information media, which he founded in November 1999. From 1962 until November 1999, Mr. Galil served as President and Chief Executive Officer of Elron Electronics Industries Ltd., an Israeli high technology holding company, which he founded and of which he also served as Chairman of the Board. From January 1981 until leaving Elron, Mr. Galil also served as Chairman of the Board of Directors of Elbit Ltd., an electronic communication affiliate of Elron, and as a member of the Board of Directors of Elbit Systems Ltd., a defense electronics affiliate of Elron, and all other private companies held in the Elron portfolio. Mr. Galil currently serves as a member of the Board of Directors of Orbotech Ltd., NetManage Inc., and as Chairman of Zoran Corporation. From 1980 to 1990, Mr. Galil served as Chairman of the International Board of Governors of the Technion. Mr. Galil holds a M.S. in Electrical Engineering from Purdue University and a B.S. from the Technion. Mr. Galil has also been awarded an honorary doctorate in technical sciences by the Technion in recognition of his contribution to the development of science-based industries in Israel, an honorary doctorate in philosophy by the Weizman Institute of Science, an honorary doctorate in engineering by Polytechnic University, New York, and an honorary doctorate from the Ben-Gurion University of the Negev in Israel and the Solomon Bublick prize laureate from the Hebrew University of Jerusalem. In 1997 he was awarded the prestigious Israel Prize for his contribution to the development of the Israeli hi-tech industry.

        Erez Gissin has been a director of Partner since August 1998 and is a member of the Executive Committee. For the last two years, Mr. Gissin has been the CEO of IP Planet Network Ltd., an Israeli technology company providing satellite broadband services. Previously, he was Vice President of Business Development of the Eurocom Group, an Israeli leader in telecom and internet products and services. Mr. Gissin holds a Bachelor of Science in Industrial Engineering from Tel-Aviv University and an MBA degree from Stanford University,California.

        Dennis Pok Man Lui has been a director of Partner since April 2004 and is the Chairman of the Executive Committee and the Chairman of the Compensation Committee. He first joined the Hutchison Whampoa Limited group in 1986 and was the managing director in charge of the mobile telecommunications, fixed-line, multi-media, internet business, and paging business in Hong Kong, China, Taiwan and Macau from January 1989 until 2000. Mr. Lui rejoined the Hutchison Whampoa group in May 2001 as Group Managing Director of HTI (1993) Holdings Limited (“HTI”) overseeing all the operations and new business development of the HTI group. He is an Executive Director and the Chief Executive Officer of Hutchison Telecommunications International Limited and also a Director of Hutchison Telecommunications (Australia) Limited. He holds a Bachelor of Science Degree from the University of Oregon.

        Pesach Shachar has been a director of Partner since May 1998 and is a member of the Executive Committee. For 21 years, he was the General Manager, founder, and a shareholder in Nogay Ltd., a telecommunications consulting firm active in numerous high-tech projects in Israel and overseas. In that capacity, he advised Hutchison on the prospects in the cellular market in Israel, established the Partner shareholder consortium and advised Hutchison on the bidding for the license and launch of operations. Mr. Shachar served 28 years in the Israel Defense Forces Signal Corps and Air Force, reaching the rank of Colonel

        Amikam Shorer has been a director of Partner since June 2005. He serves as Vice President of Business Affairs and the General Counsel of Eurocom Group, an Israeli leader in telecom and internet products and services, since 2000. Mr. Shorer also serves as director in several companies within the Eurocom Group. Mr. Shorer holds an LLB degree from Bar Ilan University.

        Frank John Sixt has been a director of Partner since May 1998. Mr. Sixt has been an Executive Director of Hutchison Whampoa Limited since 1991 and its Group Finance Director since 1998. He is the Chairman of TOM Group Limited and TOM Online Inc. He is also an Executive Director of Cheung Kong Infrastructure Holdings Limited, Hongkong Electric Holdings Limited and a Director of Cheung Kong (Holdings) Limited, Hutchison Telecommunications International Limited, Hutchison Telecommunications (Australia) Limited and Husky Energy Inc. He holds a Bachelor of Arts degree and a Master of Arts degree from McGill University and a Bachelor’s degree in Civil Law from the University of Montreal, and is a member of the Bar and of the Law Society of the Provinces of Quebec and Ontario, Canada.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that Messrs. Fok Kin-ning Canning, Chan Ting Yu, Uzia Galil, Erez Gissin, Dennis Pok Man Lui, Pesach Shachar, Amikam Shorer, and Frank John Sixt, and Mrs. Chow Woo Mo Fong, Susan are re-elected to serve as directors of the Company until the close of the next annual general meeting, unless their office becomes vacant earlier in accordance with the provisions of the Companies Law and the Company’s Articles of Association.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – APPROVAL OF THE COMPANY’S AUDITED FINANCIAL
STATEMENTS

        The Board of Directors has approved the audited financial statements of the Company for the year ended December 31, 2004, as required by the Companies Law and are attached hereto as Annex “A”. These financial statements are distributed together with this Proxy Statement. Under the Company’s Articles of Association, shareholders’ approval is required for both the financial statements and the respective report of the Board of Directors, which is attached hereto as Annex “B”. A representative of the Company’s auditor, Kesselman & Kesselman, independent certified public accountants in Israel and a member of the PricewaterhouseCoopers International Limited group, is expected to be present at the AGM, and will be available to respond to appropriate questions from shareholders.

        It is proposed that at the AGM the following resolution be adopted:

“RESOLVED, that the audited financial statements of the Company for the year ended December 31, 2004 and the report of the Board of Directors for such period, are hereby approved.”

        The affirmative vote of the holders of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

***EXTRAORDINARY GENERAL MEETING***

ITEM 1 – DISTRIBUTION OF DIVIDEND

        Under the Articles of Association of the Company, distribution of a dividend requires the approval of the Company’s shareholders. On July 27, 2005 the Company’s Board of Directors approved, and resolved to recommend to the shareholders of the Company to approve, the distribution of a cash dividend in the amount of NIS 0.57 per share, and totaling approximately NIS 86.4 million. Assuming approval by the Company’s shareholders, the dividend is to be paid to shareholders of record on September 26, 2005. The Company expects to pay the dividend on October 13, 2005.

        It is proposed that at the EGM the following resolution be adopted:

“RESOLVED, to distribute a cash dividend in the amount of NIS 0.57 per share (totaling approximately NIS 86.4 million) to shareholders of record on September 26, 2005.”

        The affirmative vote of the holders of majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of this resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

RESTRICTIONS ON VOTING RIGHTS

        Partner conducts its operations pursuant to a license granted to Partner by the Minister of Communications of the State of Israel. Partner’s Articles of Association and, with respect to shareholders other than shareholders of Partner prior to its public offering, Partner’s license contain provisions that may cause the suspension of voting rights of the holders of Ordinary Shares or ADSs if such voting rights would breach the ownership limits contained in our license. These limits prohibit the transfer or acquisition of 10% or more of Partner’s means of control and acquisition of control of the Company without the consent of the Minister of Communications in Israel, and restrict cross-control and cross-ownership of other mobile telephone operators in Israel, and shareholdings and agreements which may reduce or harm competition. Ordinary Shares or Ordinary Shares represented by ADSs held in breach of these limits may be considered as dormant shares. Notwithstanding anything to the contrary in this Proxy Statement, dormant shares will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings). Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares, nor will they have the right to participate in general meetings of shareholders.

        Any shareholder seeking to vote at the General Meetings must notify the Company prior to the vote, or, if the vote is by deed of vote, must so indicate on the deed of vote, if any of the shareholder’s holdings in Partner or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control or acquisition of control of Partner, or the provisions regarding cross-ownership or cross-control of other mobile telephone operators in Israel, in each case as specified in sections 21 and 23 of Partner’s license. If a shareholder does not provide such notification, the shareholder shall not vote and, if the shareholder has voted, his or her vote shall not be counted.

By Order of the Board of Directors ROLY KLINGER, ADV. Vice President General Counsel and Joint Company Secretary

Dated: August 23, 2005

Annex "A"

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

2004 ANNUAL REPORT

The amounts are stated in New Israeli Shekels (NIS) in thousands.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

PARTNER COMMUNICATIONS COMPANY LTD.

We have audited the consolidated balance sheets of Partner Communications Company Ltd. and its subsidiary (collectively “the Company”) as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States), and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2004 and the consolidated results of operations, changes in shareholders’ equity (capital deficiency) and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel February 7, 2005, except Note 15 for which the date is April 20, 2005	Kesselman & Kesselman Certified Public Accountants (Israel)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,774	4,611	1,070
Accounts receivable (note 13):
Trade	482,141	625,220	145,130
Other	56,543	70,158	16,286
Inventories	102,861	101,656	23,597
Deferred income taxes (note 10)	220,000	255,503	59,309

T o t a l current assets	865,319	1,057,148	245,392

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade (note 13)	13,906	96,687	22,444
Funds in respect of employee rights upon retirement (note 7)	58,724	69,128	16,046

	72,630	165,815	38,490

FIXED ASSETS, net of accumulated depreciation and
amortization (note 3)	1,694,584	1,843,182	427,851

LICENSE AND DEFERRED CHARGES,
net of accumulated amortization (note 4)	1,325,948	1,325,592	307,705

DEFERRED INCOME TAXES (note 10)	413,752	94,442	21,922

T o t a l assets	4,372,233	4,486,179	1,041,360

        Date of approval of the financial statements: February 7, 2005

—————————————— Amikam Cohen Chief Executive Officer	—————————————— Alan Gelman Chief Financial Officer	—————————————— Ben-Zion Zilberfarb Director

	December 31
	2003	2004	2004
	New Israeli shekels		Convenience translation into U.S. dollars (note 1a)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans (note 5)	119,853
Accounts payable and accruals:
Trade	387,818	552,377	128,221
Other (note 13)	252,585	307,364	71,347

T o t a l current liabilities	760,256	859,741	199,568

LONG-TERM LIABILITIES:
Bank loans, net of current maturities (note 5)	1,687,215	1,185,088	275,090
Notes payable (note 6)	766,325	753,900	175,000
Liability for employee rights upon retirement (note 7)	76,506	92,808	21,543
Asset retirement obligations (note 13)	6,367	7,567	1,757

T o t a l long-term liabilities	2,536,413	2,039,363	473,390

COMMITMENTS AND CONTINGENCIES (note 8)

T o t a l liabilities	3,296,669	2,899,104	672,958

SHAREHOLDERS' EQUITY (note 9):
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2003 and 2004 -
235,000,000 shares; issued and outstanding -
December 31, 2003 - 182,695,574 shares and
December 31, 2004 - 184,037,221 shares issued	1,827	1,840	427
Less - receivables in respect of shares	(4,374)	(2,260)	(525)
Capital surplus	2,303,055	2,362,027	548,289
Deferred compensation	(2,509)	(23,650)	(5,490)
Accumulated deficit	(1,222,435)	(750,882)	(174,299)

T o t a l shareholders' equity	1,075,564	1,587,075	368,402

	4,372,233	4,486,179	1,041,360

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands (except per share data)

REVENUES - net:
Services	3,766,584	4,117,887	4,615,781	1,071,444
Equipment	287,979	349,832	524,956	121,856

	4,054,563	4,467,719	5,140,737	1,193,300
COST OF REVENUES:
Services	2,499,534	2,586,707	2,885,077	669,702
Equipment	569,924	549,749	729,937	169,438

	3,069,458	3,136,456	3,615,014	839,140

GROSS PROFIT	985,105	1,331,263	1,525,723	354,160
SELLING AND MARKETING EXPENSES	308,079	314,008	325,244	75,498
GENERAL AND ADMINISTRATIVE EXPENSES	143,594	162,387	181,133	42,045

OPERATING PROFIT	533,432	854,868	1,019,346	236,617
FINANCIAL EXPENSES, net (note 13)	445,180	321,710	260,545	60,479
LOSS ON IMPAIRMENT OF INVESTMENTS
IN NON-MARKETABLE SECURITIES (note 2)	4,054	3,530

INCOME BEFORE TAX	84,198	529,628	758,801	176,138
TAX BENEFIT (TAX EXPENSES) (note 10)		633,022	(287,248)	(66,678)

NET INCOME FOR THE YEAR	84,198	1,162,650	471,553	109,460

EARNINGS PER SHARE ("EPS"):
Basic	0.47	6.39	2.57	0.60

Diluted	0.46	6.34	2.56	0.60

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	179,984,090	181,930,803	183,389,383	183,389,383

Diluted	183,069,394	183,243,157	184,108,917	184,108,917

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CAPITAL DEFICIANCIES)

	Share capital
	Number of shares	Amount	Receivables in respect of shares issued	Capital surplus	Deferred compensation	Accumulated deficit	Total
		( I n t h o u s a n d s )

New Israeli Shekels:
BALANCE AT DECEMBER 31, 2001	178,924,585	1,789		2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2002:
Exercise of options granted to employees	2,670,637	27		4,210			4,237
Amortization of deferred compensation related
to employee stock option grants net of
deferred compensation with respect to stock
options forfeited				(9,020)	17,977		8,957
Net income						84,198	84,198

BALANCE AT DECEMBER 31, 2002	181,595,222	1,816		2,293,270	(6,385)	(2,385,085)	(96,384)
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2003:
Exercise of options granted to employees	1,100,352	11	(4,374)	7,754			3,391
Income tax benefit in respect of exercise of
options granted to employees				730			730
Deferred compensation related to employee stock
option grants				2,666	(2,666)
Amortization of deferred compensation related
to employee stock option grants net of
deferred compensation with respect to stock
options forfeited				(1,365)	6,542		5,177
Net income						1,162,650	1,162,650

BALANCE AT DECEMBER 31, 2003	182,695,574	1,827	(4,374)	2,303,055	(2,509)	(1,222,435)	1,075,564
CHANGES DURING THE YEAR ENDED DECEMBER 31,
2004:
Exercise of options granted to employees	1,341,647	13	2,114	23,671			25,798
Income tax benefit in respect of exercise of
options granted to employees				3,440			3,440
Deferred compensation related to employee stock
option grants				32,560	(32,560)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(699)	11,419		10,720
Net income						471,553	471,553

BALANCE AT DECEMBER 31, 2004	184,037,221	1,840	(2,260)	2,362,027	(23,650)	(750,882)	1,587,075

Convenience translation into u.s. dollars (note 1a):
BALANCE AT JANUARY 1, 2004	182,695,574	424	(1,015)	534,600	(582)	(283,759)	249,668
CHANGES DURING THE YEAR ENDED DECEMBER 31, 2004:
Exercise of options granted to employees	1,341,647	3	490	5,495			5,988
Income tax benefit in respect of exercise of
options granted to employees				798			798
Deferred compensation related to employee stock
option grants				7,558	(7,558)
Amortization of deferred compensation related to
employee stock option grants net of deferred
compensation with respect to stock options forfeited				(162)	2,650		2,488
Net income						109,460	109,460

BALANCE AT DECEMBER 31, 2004	184,037,221	427	(525)	548,289	(5,490)	(174,299)	368,402

The accompanying notes are an integral part of the financial statements.

(Continued) – 1

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. dollars (note 1a)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	84,198	1,162,650	471,553	109,460
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	516,199	536,871	558,222	129,578
Loss on impairment of investments in
non-marketable securities	4,054	3,530
Amortization of deferred compensation related
to employee stock option grants, net	8,957	5,177	10,720	2,488
Liability for employee rights upon retirement	18,632	15,540	16,302	3,784
Deferred income taxes		(633,752)	283,807	65,879
Income tax benefit in respect of exercise of options
granted to employees		730	3,440	798
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	91,027	(67,438)	(10,258)	(2,381)
Erosion of (accrued interest and exchange
differences on) security deposit	(6,925)	8,877
Amount carried to deferred charges	(3,805)
Capital loss (gain) on sale of fixed assets	839	(7,829)	(391)	(91)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(56,638)	22,721	(225,860)	(52,428)
Other	(8,056)	(5,557)	(13,615)	(3,160)
Increase (decrease) in accounts payable and
accruals:
Trade	31,909	(93,444)	135,600	31,476
Other	14,796	47,541	41,613	9,659
Increase in asset retirement obligations		1,228	464	108
Decrease (increase) in inventories	(12,996)	34,647	1,205	280

Net cash provided by operating activities	682,191	1,031,492	1,272,802	295,450

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(599,769)	(350,344)	(609,795)	(141,549)
Proceeds from sale of fixed assets	5,737	12,309	552	128
Withdrawal of security deposit		98,917
Purchase of additional spectrum	(207,635)	(121,388)	(53,969)	(12,528)
Funds in respect of employee rights upon retirement	(14,301)	(16,263)	(10,404)	(2,415)

Net cash used in investing activities	(815,968)	(376,769)	(673,616)	(156,364)

(Concluded) – 2

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2002	2003	2004	2004
	New Israeli shekels			Convenience translation into U.S. Dollars (note 1a)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to
employees	4,237	3,391	25,798	5,988
Long-term bank loans received	1,349,326	240,000
Repayment of long-term bank loans	(1,223,698)	(895,700)	(624,147)	(144,880)

Net cash provided by (used in) financing activities	129,865	(652,309)	(598,349)	(138,892)

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(3,912)	2,414	837	194
CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	5,272	1,360	3,774	876

CASH AND CASH EQUIVALENTS AT
END OF YEAR	1,360	3,774	4,611	1,070

SUPPLEMENTARY DISCLOSURE OF CASH
FLOW INFORMATION - cash paid during the year:
Interest	323,841	287,629	179,205	41,598

Advances to income tax authorities	5,207	3,750	4,900	1,137

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2002, 2003 and 2004, trade payables include NIS 117,406,000, NIS 65,681,000 and NIS 81,795,000 ($ 18,987,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2003 and 2004 trade payables include NIS 7.2 million and NIS 13.8 million ($3.2 million) in respect of acquisition of additional spectrum, respectively, and at December 31, 2003 and 2004, shareholders’ equity include NIS 4.4 million and NIS 2.3 million ($0.5 million) receivable in respect of shares issued, respectively. These balances are recognized in the cash flow statements upon payment.

The accompanying notes are an integral part of the financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

a.	General:

Nature of operations:

1)	Partner Communications Company Ltd. (“the Company”) operates a mobile telecommunications network based upon the Global System for Mobile Communications (“GSM”) Standard in Israel. The Company launched its 3G network on December 1, 2004.

2)	The Company was incorporated on September 29, 1997, and operates under a license granted by the Ministry of Communications to operate a cellular telephone network for a period of 10 years beginning April 7, 1998. The Company commenced full commercial operations on January 1, 1999.

The Company paid a “one-time” license fee of approximately new Israeli shekels (NIS) 1.6 billion which is presented under “license and deferred charges”. The Company is entitled to request an extension of the license for an additional period of six years and then renewal for one or more additional six year periods. Should the license not be renewed, the new license-holder is obliged to purchase the communications network and all the rights and obligations of the subscribers for a fair price, as agreed between the parties or as determined by an arbitrator.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and third generation (3G) UMTS band (1900MHz and 2100MHz)). Following the award of the above spectrum, the Company’s license was amended and extended through 2017. During June 2002, the Minister of Communications amended and further extended the license through 2022. As to the change in estimate of the useful life of the license see note f(1) below.

In consideration for the above additional spectrum the Company paid NIS 180 million ($41 million) for the 2G spectrum, and is committed to pay NIS 220 million ($51 million) for the 3G spectrum in six installments through 2006, of which approximately NIS 165 million (approximately $38 million) was paid as of December 31, 2004.

Under the terms of the amended license, the Company provided a guarantee in NIS equivalent of $ 10 million to the State of Israel to secure the Company’s adherence to the terms of the license.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

a.	General (continued):

Functional currency and reporting currency

The functional currency of the Company and its subsidiary is the local currency New Israeli Shekels – NIS. The consolidated financial statements have been drawn up on the basis of the historical cost of Israeli currency and are presented in NIS.

Convenience translation into U.S. dollars (“dollars” or “$”)

The NIS figures at December 31, 2004 and for the year then ended have been translated into dollars using the representative exchange rate of the dollar at December 31, 2004 ($1 = NIS 4.308). The translation was made solely for convenience. The translated dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, dollars.

Accounting principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

b.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary (together – the Group).

2)	Intercompany balances between the Company and its subsidiary have been eliminated.

c.	Inventories

Inventories of cellular telephones (handsets) and accessories are stated at the lower of cost or estimated net realizable value. Cost is determined on the “first-in, first-out”basis.

The Company determines its allowance for inventory obsolescence and slow moving inventory, based upon expected inventory turnover, inventory aging and current and future expectations with respect to product offerings.

d.	Non - marketable securities

These investments are stated at cost, less provision for impairment losses, see note 2.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

e.	Fixed assets:

1)	These assets are stated at cost.

2)	Direct consultation and supervision costs and other direct costs relating to setting up the Company’s communications network and information systems for recording and billing calls are capitalized to cost of the assets.

During 2004, costs incurred relating to the 3G network, prior to the launch of the network, in the amount of NIS 23.4 million ($5.4 million) were capitalized.

3)	Interest costs in respect of loans and credit which served to finance the construction or acquisition of fixed assets – incurred until installations of the fixed assets are completed – are capitalized to cost of such assets.

4)	Assets are depreciated by the straight-line method, on basis of their estimated useful life.

Annual rates of depreciation are as follows:

%

Communications network*	10 - 20
(mainly 15)
Computers, hardware and software for
information systems	15-33
Vehicles	20
Office furniture and equipment	7-15

Leasehold improvements are amortized by the straight-line method over the term of the lease, or the estimated useful life of the improvements, whichever is shorter.

*As of December 31, 2004, the Company invested approximately NIS 370 million ($ 86 million) in the 3G network. Depreciation of the costs relating to the 3G network commenced as of December 1, 2004.

The Company terminated the lease agreement for one of its headquarter buildings in March 2003, in favor of a new building (see note 8a(2)b) and abandoned part of its leasehold improvements. Following the decision to abandon the leasehold improvements, in October 2002, the un-amortized balance of the existing leasehold improvements was amortized on a straight-line basis as of October 1, 2002 – over the period of 6 months ending March 31, 2003.

5)	Computer Software Costs

The cost of internal-use software is capitalized in accordance with Statement of Position (SOP) No. 98-1, ” Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized computer software costs are amortized using the straight-line method over a period of 5 to 7 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

f.	License and deferred charges:

1)	License:

The license (see also 1a(2) above) is stated at cost and is amortized by the straight-line method over the utilization period of the license starting January 1, 1999.

Following the extensions of the license (as described in note 1a(2) above) the unamortized balance of the Company’s existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of January 1, 2002 – over the period ending in 2017; as of April 1, 2002 – over the period ending in 2022.

The costs relating to the 3G band are amortized as of December 1, 2004, by the straight-line method over the period ending in 2022.

Interest expenses which served to finance the license fee – incurred until the commencement of utilization of the license – were capitalized to cost of the license. During the years 2002, 2003 and 2004 – NIS 7 million, NIS 10 million and NIS 8 million ($ 2 million) interest costs were capitalized to the cost of the license, respectively.

2)	Deferred charges:

a)	Costs relating to the obtaining of long-term credit lines are amortized using the effective interest rate determined for the borrowing transactions.

b)	Issuance costs relating to Notes payable (see note 6) are amortized using the effective interest rate stipulated for the Notes.

g.	Impairment of long-lived assets

The Company has adopted Statement of Financial Accounting Standards No. 144 (FAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS 144 requires that long-lived assets, including certain intangible assets, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets written down to their estimated fair values.

h.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits (up to 3 months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

i.	Comprehensive income

The Company has no comprehensive income components other than net income.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

j.	Revenue recognition

Revenues from services primarily consist of charges for airtime, roaming and value added services provided to the Company’s customers, are recognized upon performance of the services, net of credits and adjustments for services discounts. Revenues from pre-paid calling cards are recognized upon customer’s usage of the cards. Revenues from sale of handsets and accessories are recognized upon delivery and the transfer of ownership to the subscriber.

Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables” addresses the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities will be performed by the vendor. It is effective prospectively for all arrangements entered into in fiscal periods beginning after June 15, 2003. EITF Issue 00-21 addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. The Company adopted EITF Issue 00-21 in the year ended December 31, 2003. The adoption had no impact on its financial position and results of operations. Based on EITF 00-21, the Company determined that the sale of handsets with accompanying services constitutes a revenue arrangement with multiple deliverables. Accordingly consideration received for handsets, up to their fair value, that is not contingent upon the delivery of additional items (such as the services), is recognized as equipment revenues, when revenue recognition criteria for the equipment as stated above are met. Consideration for services is recognized as services revenues, when earned.

k.	Concentration of credit risks – allowance for doubtful accounts

The Company’s revenues are derived from a large number of customers. Accordingly, the Company’s trade balances do not represent a substantial concentration of credit risk. An appropriate provision for doubtful accounts is included in the accounts of the Company. The allowance charged to expenses (including bad debts), determined as a percentage of specific debts doubtful of collection, based upon historical experience, for the years ended December 31, 2002, 2003 and 2004 totaled NIS 17,752,000, NIS 15,601,000 and NIS 21,256,000 ($ 4,934,000) (see note 13a), respectively.

The cash and cash equivalents as of December 31, 2004 are deposited mainly with leading Israeli banks. Therefore, in the opinion of the Company, the credit risk inherent in these balances is remote.

During the reported periods, the Company factored most of its long-term trade receivables resulting from sales of handsets. The factoring is made through clearing companies, on a non-recourse basis. The sale of accounts receivable was recorded by the Company as a sales transaction under the provisions of Statement of Financial Accounting Standards No.140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”.

The resulting costs are charged to “financial expenses-net”, as incurred. During the years ended December 31, 2002, 2003 and 2004, the Company factored NIS 209,568,000, NIS 295,827,000 and NIS 331,611,000 ($76,976,000), respectively, from long-term trade receivables.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Handsets warranty obligations

The Company has entered into several agreements under which the supplier does not provide any warranty but rather provides additional handsets to satisfy its warranty obligation. In these cases, the Company provides for warranty costs at the same time as the revenues are recognized. The annual provision is calculated at the rate of 1.5%-3.5% of the cost of the handsets sold, see note 13c.

m.	Advertising expenses

Advertising expenses are charged to the statement of operations as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 96,061,000, NIS 99,061,000 and NIS 115,909,000 ($ 26,906,000), respectively.

n.	Deferred income taxes

Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in these financial statements and those taken into account for tax purposes, in accordance with the applicable tax laws. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized (see note 10d). Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate. Deferred tax assets in respect of carryforward tax losses are presented as current or long-term assets, according to their expected utilization date.

o.	Foreign currency transactions and balances

Balances in, or linked to, foreign currency are stated on the basis of the exchange rates prevailing at balance sheet dates. For foreign currency transactions included in the statements of operations, the exchange rates at transaction dates are used. Transaction gains or losses arising from changes in the exchange rates used in the translation of such balances are carried to financial income or expenses.

p.	Derivative financial instruments (“derivatives”)

The Company has adopted FAS 133, as amended, which establishes accounting and reporting standards for derivatives, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative, for accounting purposes, as: (1) hedging instrument, or (2) non-hedging instrument. Any changes in fair value are to be reflected as current gains or losses or other comprehensive gains or losses, depending upon whether the derivative is designated as a hedge and what type of hedging relationship exists. Changes in fair value of non-hedging instruments are carried to “financial expenses-net” on a current basis. To date, the Company did not have any contracts that qualify for hedge accounting under FAS 133.

The Company occasionally enters into commercial (foreign currency) contracts in which a derivative instrument is “embedded”. This embedded derivative is separated from the host contract and carried at fair value when (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument (see note 12).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Earning Per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of shares outstanding during the years.

Diluted EPS reflects the increase in the weighted average number of shares outstanding that would result from the assumed exercise of employee stock options, calculated using the treasury-stock-method.

r.	Stock based compensation

The Company accounts for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the group had accounted for employee stock option grants using the fair value-based method defined in FAS 123. As to the Recently issued revised FAS 123, see t. below. Compensation cost for employee stock option plans is charged to shareholders’ equity, on the date of grant of the options, under “deferred compensation costs” and is then amortized over the vesting period using the accelerated method of amortization.

The weighted average fair value of options granted using the Black & Scholes option-pricing model during 2002, 2003 and 2004 is NIS 16.68, NIS 26.96 and NIS 18.98 ($4.41), respectively. The fair value of each option granted is estimated on the date of grant based on the following weighted average assumptions: weighted average dividend yield of 0%; expected volatility of 69%, 62% and 55%, respectively; risk-free interest rate in NIS terms: 2002 – 7.7%, 2003-4.5%, 2004 – 4%; weighted expected life: the 1998 plan – 2002 – 9 years; the 2000 plan – 9 years; the 2004 plan – 5 years.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation:

	Year ended December 31,
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands, except per share data

Net income, as reported	84,198	1,162,650	471,553	109,460
Add: stock based employee
compensation expense-net,
included in reported net income
(2003 and 2004-net of income
taxes)	8,957	3,313	10,122	2,350
Deduct: stock based employee
compensation expense-net,
determined under fair value
method for all awards (2003 and 2004
-net of income taxes)	(30,029)	(12,225)	(29,879)	(6,936)

Pro-forma net income	63,126	1,153,738	451,796	104,874

Earning per share:
Basic - as reported	0.47	6.39	2.57	0.60

Basic - pro forma	0.35	6.34	2.46	0.57

Diluted - as reported	0.46	6.34	2.56	0.60

Diluted - pro-forma	0.34	6.31	2.46	0.57

s.	Asset retirement obligations

The Company has adopted as of January 1, 2003 FAS 143 “Accounting for Asset Retirement Obligations” (“FAS 143”). FAS 143 requires that an asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset be recognized as a liability in the period in which it is incurred and becomes determinable (as defined by the standard), with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset.

The ARO is recorded at fair value, and the accretion expense will be recognized over time as the discounted liability is accreted to its expected settlement value. The fair value of the ARO is measured using expected future cash out flows discounted at the Company’s credit-adjusted risk-free interest rate.

The Company is subject to asset retirement obligations associated with its cell sites operating leases. These lease agreements contain clauses requiring restoration of the leased site at the end of the lease term, creating asset retirement obligations, see also note 13d.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

t.	Recently issued accounting pronouncements:

1)	FAS 123 (revised 2004) Share-based Payment

In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 (July 1, 2005 for the Company). Early adoption of FAS 123R is encouraged. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

The Company estimates that the cumulative effect of adopting FAS 123R as of its adoption date by the Company (July 1, 2005), based on the awards outstanding as of December 31, 2004, will not be material. This estimate does not include the impact of additional awards, which may be granted, or forfeitures, which may occur subsequent to December 31, 2004 and prior to our adoption of FAS 123R. The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company’s financial statements for periods prior to the effective date of the Statement will not be restated. The impact of this statement on the Company in 2005 will not be material. The impact in 2006 and beyond will depend upon various factors, among them the Company’s future compensation strategy.

2)	FAS 151 Inventory Costs – an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs – an amendment of ARB 43, Chapter 4”(FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	FAS 153 Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets – An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company’s financial statements or its results of operations.

NOTE 2 – INVESTMENTS IN NON-MARKETABLE SECURITIES

The Company and its subsidiary have entered into agreements with a number of technological companies in the early stages of development of cellular products (hereafter – the start-up companies). Under the agreements, the Group is to supply infrastructure and support services which the start-up companies need to develop their products, in consideration of options and shares in those companies. In some cases, the Group is also entitled to royalties on future sales of the products of the start-up companies. Based on the financial position of the companies, management is of the opinion that the fair value of the securities granted to the Group, on the grant date and as of December 31, 2004 is not material.

The Group’s holdings in the start-up companies (current and fully diluted) do not exceed 15% of the share capital of any one of them and does not give the Group significant influence over any one of them. Therefore, the investments therein are presented on a cost basis.

During 2003, the Company recorded an impairment loss of approximately NIS 3.5 million (2002 – approximately NIS 4.1 million), in respect of the above investments. As of December 31, 2003 and 2004, the balance of these investments was fully impaired.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of fixed assets – net, is as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Communications network	2,553,982	3,059,305	710,145
Computers, hardware and software for
information systems	548,700	607,283	140,966
Office furniture and equipment	35,934	37,069	8,605
Vehicles	2,697	2,121	492
Leasehold improvements	146,431	194,417	45,129
Cellular telephones - base stock	6,309	6,309	1,465

	3,294,053	3,906,504	906,802
Communications network - construction in progress
(see note 1a(2))	11,507

	3,305,560	3,906,504	906,802
Less - accumulated depreciation and amortization	1,610,976	2,063,322	478,951

	1,694,584	1,843,182	427,851

Depreciation and amortization in respect of fixed assets totaled NIS 446,970,000, NIS 469,205,000 and NIS 482,390,000 ($111,976,000) for the years ended December 31, 2002, 2003 and 2004, respectively.

b.	Fixed assets include interest expenses, direct consultation and supervision costs and other direct costs of establishing the cellular communications network and information systems, which were capitalized (before commencing full commercial operations or utilization of the related fixed assets) in respect of:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Communications network	73,575	96,939	22,502
Computers, hardware and software for information
systems	15,566	15,920	3,695

	89,141	112,859	26,197
L e s s - accumulated depreciation	63,775	75,597	17,548

Depreciated balance	25,366	37,262	8,649

c.	As to pledges on the fixed assets – see note 11.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – LICENSE AND DEFERRED CHARGES:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

License (note 1a(2))	*1,916,980	1,992,455	462,501
Less - accumulated amortization	629,893	693,823	161,054

	1,287,087	1,298,632	301,447

Deferred charges - in respect of:
Obtaining long-term credit lines	55,996	55,996	12,998
Notes payable	22,017	22,017	5,111

	78,013	78,013	18,109
Less - accumulated amortization	39,152	51,053	11,851

	38,861	26,960	6,258

	1,325,948	1,325,592	307,705

*	As of December 31, 2003 NIS 153,773,000 in respect of 3G band spectrum were not amortized, see also note 1f(1).

License amortization expenses for the years ended December 31, 2002, 2003 and 2004 totaled NIS 62,042,000, NIS 58,408,000 and NIS 63,931,000 ($ 14,840,000), respectively.

Amortization expenses on deferred charges for the years ended December 31, 2002, 2003 and 2004 totaled NIS 7,187,000 NIS 9,258,000 and NIS 11,901,000 ($ 2,762,000), respectively.

The expected license amortization expenses for the next five years are as follows:

	NIS	Convenience translation into dollars
	In thousands

Year ended December 31:
2005	76,018	17,646
2006	76,018	17,646
2007	76,018	17,646
2008	76,018	17,646
2009	76,018	17,646

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS

In December 2002, the Company entered into an Amending Agreement in connection with its primary secured bank credit facility, with Bank Leumi B.M., Bank Hapoalim B.M., Israel Discount Bank Ltd., The First International Bank of Israel Ltd., United Mizrahi Bank Ltd., Mercantile Discount Bank Ltd. and Citibank N.A., which amends the bank facility agreement dated August 1998 between the Company and the above mentioned banks, as amended from time to time.

The amended facility is divided into three tranches: A multi-currency term loan facility of $410 million (“Facility A”), a revolving multi-currency loan facility of $150 million (“Facility B”) and a fixed-term NIS loan facility of $150 million (“Facility C”).

Facility A was available to be drawn through March 31, 2003, from the said amount; $ 383 million have been drawn. On July 28, 2004, the Board of Directors of the Company approved the permanent reduction of the long-term bank facility A by an aggregate of $100 million. The amount drawn from facility A is to be repaid in quarterly installments with a final maturity of June 30, 2008. Facility B may be drawn and repaid until June 30, 2008. During 2004, the Facility was reduced by $10 million. Facility C was available to be drawn through December 31, 2004. The facility was not utilized and expired at the end of the availability period.

The bank facility is a dollar denominated facility and it may be drawn in different currencies, see c. below.

a.	Status of the facility at December 31, 2004 is as follows:

	The total facility	Amounts drawn	Amounts available for drawing
	Dollars in millions

Facility A	283	266	17
Facility B	140	2	138

	423	*268	155

b.	The amounts outstanding, classified by linkage terms and interest rates, are as follows:

	December 31,	December 31
	2004	2003	2004	2004
	Weighted average interest rates	Amount
	%	NIS		Convenience translation into dollars
		In thousands

In NIS - linked to the Israeli
consumer price index (CPI) (1)	5.82	364,268	358,088	83,122
In NIS - unlinked (2)	4.75	1,442,800	827,000	191,968

		1,807,068	1,185,088	*275,090
Less - current maturities		119,853

		1,687,215	1,185,088	*275,090

(1)	Linkage terms apply both to principal and interest.

(2)	The loans bear interest at the “on-call” rate (a varying inter-bank rate in Israel), prime rate or fixed unlinked rate.

*	The difference between the amounts displayed is the difference in exchange rates between the date the amounts were drawn and that at the balance sheet date.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – LONG-TERM BANK LOANS (continued):

c.	Facilities A and B, may be drawn in NIS, US dollars or Euros, provided that not less than 60% of the outstanding Facilities A and B shall, at any time, be in NIS.

d.	There is a range of options as to how interest is calculated on borrowings under the amended facility. These options include rates based on LIBOR, the bond rate, fixed linked rate, fixed unlinked rate, on-call rate and prime rate. The margin for facility A and B is 0.90% per annum and can be reduced to 0.45% on fulfillment of some terms specified in the agreement.

e.	The total commitments under the Facilities will be reduced during each of the following years to the following amounts:

	Dollars in millions
	A	B	Total

December 2005	266	140	406
2006	172	140	312
2007	62	140	202
June 30, 2008	0	0	0

f.	Under the amended facility the Company is required, inter alia, to fulfill certain operational conditions and to maintain certain financial ratios. If the Company defaults on the covenants, the banks are entitled to demand early repayment of the credit facility – in whole or in part. The Company believes that it is in compliance with all covenants stipulated by the amended facility. Under the amended facility, the Company has undertaken not to transfer any amounts, including dividends, to its shareholders, except in cases specified in the Agreement.

g.	As to pledges to secure loans and liabilities and other restrictions placed with respect thereto, see note 11.

NOTE 6 – NOTES PAYABLE

On August 10, 2000, the Company completed an offering of $ 175 million of unsecured Senior Subordinated Notes due 2010, which have been issued at their dollar par value. The Notes have been registered under the U.S. Securities Act of 1933. The net proceeds from the offering (approximately $ 170.5 million after deducting commissions and offering expenses) were used mainly to repay a portion of the indebtedness under the credit facility.

The Notes bear dollar interest at the rate of 13% per annum which are payable semi-annually on each February 15 and August 15, commencing February 15, 2001. The Company may redeem 100% of the aggregate principal amount of the Notes beginning August 15, 2005, at the following redemption price:

Redemption price

August 15:
2005	106.500%
2006	104.333%
2007	102.167%
2008 and thereafter	100.000%

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – NOTES PAYABLE (continued)

On December 31, 2004, the Notes closing price was 113.25 points.

Commission fees and offering expenses in respect of the Notes totaled approximately NIS 22 million. These expenses are presented as deferred charges and the amortization in respect thereof is included in “financial expenses, net”.

NOTE 7 – LIABILITY FOR EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The Company’s severance pay liability to its employees, mainly based upon length of service and the latest monthly salary (one month’s salary for each year worked), is reflected by the balance sheet accrual under the “liability for employee rights upon retirement”. The Company records the liability as if it was payable at each balance sheet date on an undiscounted basis. The liability is partly funded by purchase of insurance policies and the amounts funded are included in the balance sheet under investments and long-term receivables, as “funds in respect of employee rights upon retirement”. The policies are the Company’s assets and under labor agreements, subject to certain limitations, they may be transferred to the ownership of the beneficiary employees.

b.	The severance pay expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 24 million, NIS 20 million and NIS 27 million (approximately $ 6 million), respectively.

c.	Cash flows information regarding the company’s liability for employee rights upon retirement:

1.	The Company expects to contribute NIS 21 million ($ 4.9 million) in respect of severance pay in 2005.

2.	Due to the relatively young age of the Company’s employees, benefit payments to employees reaching retirement age in the next 10 years, are not material. The amounts were determined based on the employees’ current salary rates and the number of service years that will accumulate upon their retirement date. These amounts do not include amounts that might be paid to employees how will cease working for the Company before their normal retirement age.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES:

a.	Commitments:

1)	Royalty Commitments

The Company is committed to pay royalties to the Government of Israel on its “income from cellular services” as defined in the Regulations (see below), which includes all kinds of income of the Company from the granting of Bezeq services under the license – including airtime, roaming services and non-recurring connection fees, but excluding income transferred to another holder of a communications license and deducting bad debts, payments to another communication licensee in respect of interconnection, payments for roaming services to foreign operators and expenses related to the sale of equipment.

On June 18, 2001, the Knesset’s Finance Committee approved the “Telecommunications (Royalties) Regulations, 2001” (hereafter – the Regulations). The principal change to the old regulations was the reduction of the percentage of royalties payable by mobile phone companies from 8% to 5% in 2001, 4.5% in 2002 , 4% in 2003 and 3.5% in 2004 and thereafter. In addition, the basis in respect of which the royalties are paid has been expanded (as described above). As mentioned in note 1a(4), the rate of royalty payments paid by cellular operators will be reduced annually by 0.5%, starting January 1st 2006, to a level of 1%.

The royalty expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 117,281,000, NIS 119,387,000 and NIS 120,131,000 ($ 27,886,000), respectively, and are included under “cost of services revenues”.

2)	Operating leases

The Company has entered into operating lease agreements as follows:

a)	Lease agreements for its headquarters facility in Rosh Ha’ayin for a fifteen year period (until 2018). The Company has an option to shorten the lease periods by 3.5 to 8.5 years. The rental payments are linked to the Israeli CPI.

b)	Lease agreements for service centers and retail stores for a period of two to five years. The Company has an option to extend the lease periods for up to twenty additional years (including the original lease periods). The rental payments are linked partly to the dollar and partly to the Israeli CPI.

c)	Lease agreements in respect of cell sites throughout Israel are for periods of two to three years. The Company has an option to extend the lease periods up to ten additional years (including the original lease periods). The rental payments fees are partly linked to the dollar and are partly linked to the Israeli CPI.

d)	Operating lease agreements in respect of vehicles are for periods of three years. The rental payments are linked to the Israeli CPI.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

e)	The minimum projected rental payments (based upon agreements in force as of December 31, 2004) for the next five years, at rates in effect at December 31, 2004, are as follows:

	NIS	Convenience translation into dollars
	I n t h o u s a n d s

Year ended December 31:
2005	145,392	33,749
2006	87,101	20,218
2007	40,877	9,489
2008	28,624	6,644
2009	22,459	5,213
2010 and thereafter	50,178	11,648

	374,631	86,961

f)	The rental expenses for the years ended December 31, 2002, 2003 and 2004 were approximately NIS 113 million, NIS 163 million, and NIS 176 million ($ 41 million), respectively.

3)	At December 31, 2004, the Company is committed to acquire fixed assets (including the first phase of the Nortel agreement), as described above, for approximately NIS 141 million (approximately $ 33 million).

4)	At December 31, 2004, the Company is committed to acquire handsets for approximately NIS 128 million (approximately $ 30 million).

5)	As to the Company’s commitment to pay NIS 69 million (approximately $ 16 million) regarding the award of the new spectrum, see note 1a

6)	As to cost sharing agreement with Hutchison Telecommunications Limited, see note 14c.

b.	Contingencies:

1)	On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, has been brought again before the court. The court had previously frozen the proceedings of the private consumer’s claim, until a decision was made in the case filed by the consumer organization.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

On May 25, 2003, the private consumer filed a request to amend his motion to file a class action claim and the proposed claim itself, and also a draft of the proposed amended motion and claim. The motion to amend was granted and on January 21, 2004, the Company has submitted its response to the certification motion.

On November 24, 2004, the court decided to strike the motion to recognize the claim as a class action.

2)	On April 8, 2002, a claim was filed against the Company, together with a motion to certify this claim as a class action, alleging a variety of consumer complaints. The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts relating to other alleged damages. Only preliminary hearings have taken place and the parties await a decision by the court with regard to a preliminary motion to dismiss the claim, which was submitted by the Company.

At this stage, and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

In addition the Company and its legal council are of the opinion that even if the request to recognize this claim as a class action is granted, and even if the plaintiff’s arguments are accepted, the outcome of the claim will be significantly lower than the abovementioned amount.

3)	On April 13, 2003, a claim was filed against the Company and other cellular telecommunication companies, together with a request to recognize this claim as a class action, for alleged violation of antitrust law, alleging that no fee should have been collected for incoming SMS messages or alternatively, that the fee collected is excessive and that it is a result of illegal co-operation between the defendants. The amount of the claim against all the defendants is estimated at approximately NIS 90 million. The Company filed its response on October 1, 2003.

At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

4)	On September 14, 2004, a claim was filed against the Company, together with a motion to recognize this claim as a class action, alleging errors in client accounts, including charges in respect of Internet access after the client requested to block the service, and in the recording of credit balances as charges. The plaintiff claims that Partner clients have suffered damages of approximately NIS 173 million over a period of two years and that Partner is in violation of the Consumer Protection Law. The Company has not yet filed a response. At this stage, no hearings have taken place and unless and until the claim is recognized as a class action, the Company and its legal council are unable to evaluate the probability of success of such claim, and therefore no provision has been made.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – COMMITMENTS AND CONTINGENCIES (continued):

5)	The Company does not have building permits for many of its cell sites and as a result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

6)	The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company, its result of operations and cash flows. The accounts do not include a provision in respect thereof.

7)	On July 15, 2003, the Ministry of Communications decided to decrease the deduction rate in respect of payments that “Bezeq” The Israel Communication Corp. Limited fails to collect from its customers for using the Company’s network to 1.1% from 2.5%. The decision is effective retroactively for the period from October 2, 2000 and through August 31, 2003. As from September 1, 2003 the deduction rate was cancelled altogether.

Bezeq lodged an appeal with the Jerusalem District Court against the Minister’s decision.

On January 6, 2004, the Supreme Court – within the framework of Partner’s appeal against the District Court’s verdict in respect of previous case between the parties, that related to Bezeq’s failure to collect payments from its customers for using the Company’s network for calls from fixed lines to mobile lines – ruled that the Minister’s decision concerning the aforementioned deduction of 1.1% shall also apply to the period from March 1, 2000 to October 2, 2000, and that this deduction rate shall remain in effect or shall be amended in accordance with the outcome of the appeal lodged by Bezeq against the aforesaid decision of the Minister.

On August 9, 2004, the appeal was dismissed due to lack of jurisdiction. As a result of the dismissal of the appeal the Company has recognized as financial income an amount of NIS 19.5 million, which after tax resulted in an increase of the Company’s net income of NIS 12.5 million.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY:

a.	Share capital:

The Company’s shares are traded on the Tel-Aviv stock exchange (TASE), on the London Stock Exchange (“LSE”) and, in the form of American Depository Receipts (“ADRs”), each represent one ordinary share, on the NASDAQ National Market (“Nasdaq – NM”). During 2001, the Company listed its shares in the TASE according to the dual listing regulations. On December 31, 2004, the closing price per ADR on the Nasdaq – NM was $8.59; the Company’s shares were quoted on that date on the LSE at GBP4.35 ($8.39), and on the TASE at NIS 36.98 ($8.58).

Under the provisions of the license granted to the Company (note 1a(2)), restrictions are placed on transfer of Company shares and placing liens thereon. The restrictions include the requirement that the advance written consent of the Minister of Communications be received prior to transfer of 10% or more of the Company’s shares to a third party.

On December 26, 2001, the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission for future offerings of its securities. Under the shelf registration, the Company can raise up to $400 million from the issue of ordinary shares and debt securities.

b.	Employee stock option plans:

1)	a.	On March 3, 1999, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “1998 Plan”), pursuant to which 5,833,333 ordinary shares were reserved for issuance upon the exercise of 5,833,333 options to be granted to key employees without consideration, of which 729,166 options were later cancelled. Through December 31, 2004 – 5,505,557 options have been granted pursuant to the 1998 Plan, of which 3,945,193 options have been exercised and 597,141 options have been forfeited (options forfeited were available for subsequent grants).

The options vest in five equal annual batches over a period of five years from the beginning of employment of each employee, unless otherwise provided in the grant instrument, provided the employee is still in the Company’s employ. An option not exercised within 8 years from the date of its allotment shall expire. The exercise price per share of the options granted through December 31, 2000, which is denominated in dollars, is $ 0.343. During 2002, the Company granted options under the 1998 Plan in accordance with the terms of the 2000 plan, including the exercise price, vesting schedule and expiration date (see b. below).

As of December 31, 2004 – 195,751 options of the 1998 Plan remain ungranted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

b.	In October 2000, the Company’s Board of Directors approved an employee stock option plan (hereafter – the “2000 Plan”), pursuant to which 4,472,222 ordinary shares were reserved for issuance upon the exercise of 4,472,222 options to be granted to employees without consideration. The options vest in four equal annual batches over a period of four years from the date of grant of the option, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

The NIS denominated exercise price per share of the options, is equal to the market price of the Company’s shares on the date on which the options are granted.

During November 2003, 419,930 options of this plan were transferred to options under the 2003 amendment Plan (see c. below).

Through December 31, 2004 – 5,317,555 options were granted pursuant to the 2000 Plan, of which 1,198,678 options have been exercised, 1,382,833 options were forfeited and 74,000 expired (options forfeited and expired were available for subsequent grants). As of December 31, 2004 – 191,570 options of the 2000 Plan remain ungranted.

c.	On November 13, 2003, the Company’s Board of Directors approved an amendment to the terms and provision of the 2000 Plan, in order to adjust the terms of the 2000 Plan to comply with new tax legislation that came into force in January 2003. On December 2003, the Company offered the employees, who received options under the 2000 plan, to exchange their unvested options, with the same amount of identical options, under the amended plan and to benefit from the capital gain’s tax route pursuant to Section 102(b)(2) of the Israeli Income Tax Ordinance. Employees holding options to purchase 962,104 ordinary shares accepted this offer.

On December 30, 2003, the Company’s Board of Directors approved the grant of 195,000 options, under the 2003 amended Plan with an exercise price of NIS 20.45 – which was less than the market price on the date of grant. As of December 31, 2004 –224,930 options of the 2003 amended Plan remain ungranted.

d.	In July 2004, the Company’s Board of Directors approved a stock option plan (hereafter – the “2004 Plan”), pursuant to which 5,775,000 ordinary shares were reserved for issuance upon the exercise of 5,775,000 options to be granted without consideration. The options will be granted to employees under the provisions of the capital gain’s tax route provided for in Section 102 of the Israeli Income Tax Ordinance. The options vest in four equal annual batches, provided the employee is still in the Company’s employ. The option holder may exercise all or part of his options at any time after the date of vesting but no later than the expiration of the exercise period, which will fixed by the Employee Stock Option Committee and will not exceed ten years from the date of option grant.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

Through December 31, 2004 – 5,095,500 options have been granted to Company’s employees pursuant to the 2004 Plan, of which 5,000 options have been exercised. As of December 31, 2004 – 679,500 options of the 2004 Plan remain ungranted.

The NIS denominated exercise price per share of the options, is equal to the average market price of the Company’s shares for the 30 trading days preceding the day on which the options are granted, less 15%.

e.	The ordinary shares derived from the exercise of the options confer the same rights as the other ordinary shares of the Company.

f.	The plans are subject to the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plans, as follows:

Through December 31, 2003, the amount that the Company will be allowed to claim as an expense for tax purposes will be the amount of the benefit taxable in the hands of the employee.

From January 1, 2004, the amount that the Company will be allowed to claim as an expense for tax purposes, will be the amount of the benefit taxable as work income in the hands of the employee, while that part of the benefit that is taxable as capital gains in the hands of the employee shall not be allowable. All the above is subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

The aforementioned expense for tax purposes will be recognized in the tax year that the employee is taxed, except as described below.

In December 2002, the Company signed an agreement with the tax authorities concerning the tax liabilities of its employees regarding the benefit arising from the options granted to them. According to the agreement, the individual tax rate on the taxable income received by the employees in connection with the benefit arising from the options will be reduced; in exchange, the Company will defer the deduction of such taxable income as an expense, for a period of 4 years from the date it commences paying income taxes.

The agreement applies only to employees who have joined the agreement, and relate to (1) options that were exercised by December 31, 2002; and/or (2) options that vest by December 31, 2003 and are exercised by March 31, 2004. In each case, the Section 102 trustee must have held the options for a period of 24 months from the date on which they were granted.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – SHAREHOLDERS’ EQUITY (continued):

2)	Following is a summary of the status of the plans as of December 31, 2002, 2003 and 2004 and the changes therein during the years ended on those dates:

	Year ended December 31
	2002		2003		2004
	Number	Weighted average exercise price*	Number	Weighted average exercise price*	Number	Weighted average exercise price*
		NIS		NIS		NIS

Balance outstanding at beginning
of year	8,962,235	12.746	6,611,110	18.001	5,340,970	19.945
Changes during the year:
Granted**	768,000	20.976	195,000	20.450	5,095,500	26.740
Exercised	(2,670,637)	1.591	(1,100,352)	7.057	(1,341,647)	17.670
Forfeited	(448,488)	16.747	(304,538)	23.025	(169,768)	21.855
Expired			(60,250)	26.284	(13,750)	27.350

Balance outstanding at end of year	6,611,110	18.001	5,340,970	19.945	8,911,305	24.117

Options exercisable at end of year	2,728,806	17.740	3,504,914	19.351	3,424,675	21.285

*	Includes options under the 1998 Plan, the exercise price of which is weighted based on the applicable date’s NIS – dollar exchange rate.
**	2002 – at market value, 2003 and 2004 – below market value.

The following table summarizes information about options outstanding at December 31, 2004:

Options outstanding				Options exercisable
Range of exercise prices	Number outstanding at December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2004	Weighted average exercise price
NIS		Years	NIS		NIS

1.478	636,608	1.7	1.478	604,155	1.478
17.25-22.23	1,294,208	6.3	20.22	693,031	20.14
26.74	5,090,500	9.9	26.74	237,500	26.74
27.35	1,889,989	4.8	27.35	1,889,989	27.35

1.478 - 27.35	8,911,305	7.7		3,424,675	21.29

c.	Dividends

As to restrictions with respect to cash dividend distributions, see note 5f.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME:

a.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985

Under this law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiary are taxed under this law.

b.	Tax rates applicable to income of the Company and its subsidiary

The income of the company and its subsidiary is taxed at the regular rate. Through to December 31, 2004, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 – 34%, in 2006 – 32%, and in 2007 and thereafter – 30%. The effect of the Amendment is included in the financial statements for the year 2004, resulting in an increase in the Company’s deferred income tax expenses, by NIS 34.5 million.

c.	Losses carried forward to future years

At December 31, 2004, the Group had carryforward losses of approximately NIS 712 million (approximately $ 165 million). The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

d.	Deferred income taxes

The major components of the net deferred tax asset, current and non-current, in respect of the balances of temporary differences and the related valuation allowance as of December 31, 2003 and 2004, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

In respect of carryforward tax
losses (see c. above)	508,916	239,894	55,685
Subscriber acquisition costs	47,766	39,976	9,279
Allowance for doubtful accounts	27,826	28,595	6,638
Provisions for employee rights	14,011	15,297	3,551
Depreciable fixed assets	(45,048)	(31,053)	(7,208)
Amortized license	66,149	52,619	12,214
Options granted to employees	17,051	9,614	2,232
Other	5,636	697	162

	642,307	355,639	82,553
Valuation allowance - in respect of
carryforward tax losses and
deductions that may not be utilized	(8,555)	(5,694)	(1,322)

	633,752	349,945	81,231

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (continued):

The changes in the valuation allowance for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year	745,703	823,072	8,555	1,986
Utilization during the year	(30,410)	(161,541)	(2,107)	(489)
Change during the year	107,779	(652,976)	(754)	(175)

Balance at end of year	823,072	8,555	5,694	1,322

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2002, the Company had carryforward tax losses of approximately NIS 2,000 million and timing differences of approximately NIS 300 million. The Company did not have a substantial record of utilization of the carryforward tax losses (the Company had its first net income during 2002), and the Company had not been assessed for tax purposes since incorporation. Consequently, management’s assessment was, that a full valuation allowance should be established.

Based on the methodology described above, the Company’s updated estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001, which validated the amount of the carryforward tax losses, the Company concluded that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately NIS 653 million was reversed during 2003.

The carryforward tax losses are linked to the Israeli CPI and can be utilized indefinitely.

During 2003 and 2004, the Company utilized NIS approximately 450 million and approximately NIS 700 million ($ 162 million) of its carryforward tax losses, respectively.

As of December 31, 2004, the Company would require approximately NIS 705 million of future taxable income in order to fully realize the carryforward tax losses assets.

A full valuation allowance was provided in respect of the wholly-owned subsidiary, as it is more likely than not that its deferred tax assets will not be realized.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – TAXES ON INCOME (cont.):

e.	Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (see b. above), and the actual tax expense:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Income before taxes on income,
as reported in the income statements	84,198	529,628	758,801	176,138

Theoretical tax expense	30,312	190,666	265,580	61,648
Increase in taxes resulting from adjustment to
deferred tax balances due to changes in
tax rates, see b above			34,521	8,013
Difference between the basis of measurement
of income reported for tax purposes and
the basis of measurement of income for
financial reporting purposes - net			(10,124)	(2,350)
Decrease in taxes in respect of valuation
allowance reversal		(652,976)
Decrease in taxes resulting from utilization,
in the reported year, of carryforward
tax losses for which deferred taxes
were not created in previous years	(30,410)	(161,541)	(2,107)	(489)
Other	98	(9,171)	(622)	(144)

Taxes on income for the reported year	-,-	(633,022)	287,248	66,678

f.	Tax assessments:

1)	The Company has received final assessment through the year ended December 31, 2001.

2)	The subsidiary has not been assessed for tax purposes since incorporation.

NOTE 11 – LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACEDIN RESPECT OF LIABILITIES

At December 31, 2004, balances of liabilities of the Company in the amount of NIS 1,185 million ($ 275 million), are secured by fixed charges on the fixed assets (including leasehold rights), share capital and insurance rights, and by floating charges on the assets. The Company has also undertaken under the facility agreement not to register any further charges on its assets, with certain exceptions (see note 5).

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Linkage of monetary balances:

1)	As follows:

	December 31, 2004
	In or linked to foreign currencies (mainly dollars)	Linked to the Israeli CPI	Unlinked
	In thousands

NIS:
Assets	1,081	23,109	758,238

Liabilities	912,044	359,865	1,493,793

Convenience translation into
dollars:
Assets	251	5,364	176,007

Liabilities	211,709	83,534	346,749

2)	Data regarding the dollar exchange rate and the Israeli CPI:

	Exchange rate of one dollar	Israeli CPI*

At December 31:
2004	NIS 4.308	180.74 points
2003	NIS 4.379	178.58 points
2002	NIS 4.737	182.01 points
2001	NIS 4.416	170.91 points
Increase (decrease) during the year:
2004	(1.6)%	1.2%
2003	(7.6)%	(1.9)%
2002	7.3%	6.5%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

b.	Derivative financial instrument – foreign exchange risk management

The Company enters into foreign currency forward transactions and purchases and writes foreign currency options in order to protect itself against the risk that the eventual dollar cash flows resulting from the existing assets and liabilities will be affected by changes in exchange rates. The writing of such options is part of a comprehensive hedging strategy and is designed to effectively swap the currencies relating to existing assets and liabilities. Each of the options written is combined with purchase of an option for the same period and the same notional amount. The Company does not hold or issue derivative financial instruments for trading purposes.

The transactions are designated to hedge the cash flows related to payments of dollar interest on notes payable as well as those related to anticipate payments in respect of purchases of handsets and capital expenditures in foreign currency. However, these contracts do not qualify for hedge accounting under FAS 133.

As the counterparties to the foreign currency options and forward transactions are Israeli banks, the Company considers the inherent credit risks remote.

The notional amounts of foreign currency derivatives as of December 31, 2003 and 2004 are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	(In millions)

Currency options purchased - for
the exchange of dollars into NIS	88

Currency options written - for
the exchange of dollars into NIS	44

Forward transactions for the
exchange of dollars into NIS	568	*1,094	*254

Embedded derivatives -
dollars into NIS	209	132	31

*	On August 2004, the Company entered into a forward transaction that hedges the Notes payable principal ($ 175 million) until August 2005.

The derivatives financial instruments are for a period of up to one year. As of December 31, 2004, the remaining contractual lives are for periods up to one year.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

c.	Fair value of financial instruments

The financial instruments of the Company as of December 31, 2004 consist mainly of non-derivative assets and liabilities (items included in working capital and long-term liabilities); the Company also has some derivatives, which are presented at their fair value.

In view of their nature, the fair value of the financial instruments included in working capital is usually identical or close to their carrying value. The fair value of long-term loans approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

Regarding the fair value of Notes payable see note 6.

The fair value of derivatives as of December 31, 2004, is a liability of approximately NIS 55.3 million (approximately $12.8 million) (December 31, 2003 – approximately NIS 11.5 million).

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

a.	Accounts receivable:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
1) Trade (current and long-term)
The item is presented after the deduction of:
(a) Deferred interest income*	(3,183)	(16,968)	(3,939)

(b) Allowance for doubtful accounts	(77,295)	(86,651)	(20,114)

*	Long-term trade receivables (including current maturities) as of December 31, 2003 and 2004 in the amount of NIS 26,275,000 and NIS 184,706,000 ($ 42,875,000), respectively, bear no interest. These balances are in respect of handsets sold in installments (mostly 36 monthly payments).

Income in respect of deferred interest is the difference between the original and the present value of the trade receivable. The current amount is computed on the basis of the interest rate relevant to the date of the transaction (5% – 5.9%) (2003 – 6.3% - 10%).

2)	Other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Government institutions	19,396	24,183	5,614
Prepaid expenses	17,603	14,248	3,307
Sundry	19,544	31,727	7,365

	56,543	70,158	16,286

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

b.	Accounts payable and accruals – other:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands
Employees and employee institutions	86,130	87,537	20,320
Provision for vacation and recreation pay	21,138	22,844	5,303
Government institutions	38,235	45,830	10,638
Income received in advance	44,601	53,019	12,307
Accrued interest on long-term liabilities	45,156	39,553	9,181
Derivative instruments	11,546	55,331	12,844
Handsets warranty	2,053	1,734	402
Sundry	3,726	1,516	352

	252,585	307,364	71,347

c.	Provision for warranty - the changes in the provision for warranty for the years ended December 31, 2002, 2003, and 2004, are as follows:

	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Balance at beginning of year		2,589	2,053	477
Product warranties issued for new
sales	2,589	4,215	2,943	683
Changes in accrual in respect of
pre-existing warranties		(4,751)	(3,262)	(757)

Balance at end of year	2,589	2,053	1,734	403

d.	Asset retirement obligations – the changes in the asset retirement obligations for the years ended December 31, 2004 and 2003, are as follows:

	December 31
	2003	2004	2004
	NIS		Convenience translation into dollars
	In thousands

Balance at January 1,	4,665	6,367	1,478
Liability incurred during the year	626	833	194
Liability settled during the year	(341)	(271)	(63)
Accretion expenses	296	638	148
Revision in the estimates during the year	1,121

Balance at December 31,	6,367	7,567	1,757

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

e.	Financial expenses, net:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands

Financial income	(5,052)	(1,952)	(3,521)	(817)
Financial expenses	350,377	320,771	203,115	47,148
Derivative instruments	(8,302)	59,580	63,356	14,707
Exchange rate differences	69,797	(59,168)	(8,978)	(2,084)
CPI Linkage differences	35,723	(4,554)	2,285	530
Factoring costs	9,614	17,111	17,459	4,052
Less - capitalized interest	(6,977)	(10,078)	(13,171)	(3,057)

	445,180	321,710	260,545	60,479

f.	Diluted EPS

Following are data relating to the net income and the weighted average number of shares that were taken into account in computing the basic and diluted EPS:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	In thousands
Net income used for the computation of
basic and diluted EPS (in thousands)	84,198	1,162,650	471,553	109,460

Weighted average number of shares used
in computation of basic EPS	179,984,090	181,930,803	183,389,383	183,389,383
A d d - net additional shares from assumed
Exercise of employee stock options	3,085,304	1,312,354	725,534	725,534

Weighted average number of shares used in
computation of diluted EPS	183,069,394	183,243,157	184,108,917	184,108,917

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

a.	Transactions with related parties:

	Year ended December 31
	2002	2003	2004	2004
	NIS			Convenience translation into dollars
	I n t h o u s a n d s
Purchase of fixed assets from related party			4,678	1,086

Acquisition of handsets from related
parties	185,237	203,675	380,721	88,375

Financial expenses, mainly in respect of the Facility agreement, net	81,212	67,906	55,048	12,778

Selling commissions and maintenance expenses	20,624	7,458	4,116	955

b.	Balances with related parties: December 31

	2003	2004	2004
	NIS		Convenience translation into dollars
	I n t h o u s a n d s

Cash and cash equivalents	1,855	4,136	960

Current liabilities	19,066	15,314	3,555

Long-term liabilities	491,987	316,166	73,390

c.	Cost sharing agreement

The Company entered, on August 15, 2002, into a Cost Sharing Agreement (the “Agreement”) with Hutchison Telecommunications Limited, or HTL, and certain of its subsidiaries (hereafter -"the Hutchison group"). The principal purpose of the Agreement is to regulate the sharing of costs associated with various joint procurement and development activities relating to the roll out and operation of a 3G Business.

The Agreement sets out the basis upon which expenses and liabilities are paid or discharged by the Hutchison group companies in connection with the joint procurement or development activities.

Under the Agreement, the Company has the right to decide, and give notice of, which of the joint projects it wishes to participate in.

As of December 31, 2004, the Company had given notice of its participation in 6 projects. The Company’s expected share in these projects in financial terms (including its share of joint expenses and liabilities) is not material.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 – SUBSEQUENT EVENTS:

On March 31, 2005, the Company completed an offering of NIS 2,000 million of unsecured notes, which were issued at their NIS par value. The notes have been registered in Israel. Of these notes approximately NIS 36.5 million were purchased by Partner Future Communications 2000 Ltd., (“PFC”) a wholly owned subsidiary of the Company.

The net proceeds from the offering (received on April 3, 2005) are approximately NIS 1,927 million (approximately $442 million) after deducting the notes purchased by PFC, commissions and offering expenses.

The principal amount of the Notes is payable in 12 quarterly installments, beginning June 30, 2009 until March 31, 2012.

The Notes bear NIS interest at the rate of 4.25% per annum, linked to the Israeli Consumer Price Index, which is payable quarterly on the last day of each quarter, commencing June 30, 2005.

On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets.

Bank Hapoalim B.M., Bank Leumi Le-Israel B.M. and Israel Discount Bank Ltd. are providing the facility, in which United Mizrahi Bank Ltd. is also participating. The new credit facility replaced the Company’s previous facility.

With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility will be approximately $275 million.

On April 20, 2005, the Company repurchased approximately 33.3 million of its shares pursuant to an offer received from its founding Israeli Shareholders in February 2005. These shareholders held together approximately 22.5% of the Company’s outstanding shares at the time of the offer. As a result of the repurchase, the collective shareholdings of the founding Israeli shareholders was reduced to approximately 5.4% of the Company’s issued and outstanding share capital.

The price per share at which these shares were acquired was NIS 32.2216 per share.

Annex “B”

PARTNER COMMUNICATIONS COMPANY LTD.

REPORT OF THE BOARD OF DIRECTORS FOR THE
YEAR ENDED DECEMBER 31, 2004

        The following report is a summary only, and is not intended to be a comprehensive review of our business and results of our operations and financial condition for the year 2004. The report is based upon and should be read in conjunction with Partner’s Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on April 22, 2005 (the “Form 20-F”). In particular, you should read the risk factors appearing in the Form 20-F for a discussion of a number of factors that affect and could affect Partner’s financial condition and results of operations.

        This report, as well as the Form 20-F, may include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report are forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner and we undertake no obligation to publicly update or revise them.

        In this report, references to “$” and “US dollars” are to United States dollars and references to “NIS” are to New Israeli Shekels. This report contains translations of NIS amounts into US dollars at NIS 4.308=US$1.00 as published by the Bank of Israel, solely for the convenience of the reader.

Results of Operations for the Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

        Revenues in 2004 were NIS 5,140.7 million (US$ 1,193.3 million), up 15.1% from NIS 4,467.7 million in 2003. This increase was due to increased revenue from services (including data and content) and equipment, as discussed below.

        Revenues in 2004 from services increased by 12.1% to NIS 4,615.8 million (US$ 1071.4 million), as compared to NIS 4,117.9 million in 2003. The increase was driven primarily by a 16.2 percent increase in total network minutes, offset by a 7.1% dilution in the average tariff per minute including incoming calls. The increase in total network minutes was driven primarily by an expanding subscriber base which grew by 11.3% from the end of 2003 to the end of 2004. The dilution in average tariff per minute in 2004 as compared to 2003 was caused by increased competition and the increased weight of business subscribers in our customer base. The average business subscriber generates substantially more minutes of use than post-paid private and prepaid subscribers, whilst their average tariff per minute is materially lower.

        Revenues in 2004 from equipment increased by 50.1% to NIS 525.0 million (US$ 121.9 million) as compared to NIS 349.8 million in 2003. The increase was driven primarily by increased revenue per sale and an approximately 13% growth in the number of sales to new and upgrading subscribers in 2004 as compared to 2003.

        Data and content revenues, including SMS messages, in 2004 were NIS 351.1 million (US$ 81.5 million), or 6.8% of total revenues, up 15.6% from NIS 303.8 million, or 6.8% of total revenues in 2003. The increase in revenues in 2004 as compared to 2003, was driven primarily by a 32% increase in revenues from non-SMS services. Revenues from SMS services grew by approximately 5% in 2004 as compared to 2003. SMS messages in 2004 accounted for approximately 50% of data and content revenues as compared to approximately 55% in 2003.

        Cost of revenues in 2004 increased by 15.3% to NIS 3,615.0 million (US$ 839.1 million) from NIS 3,136.5 million in 2003.

        Cost of revenues – Services in 2004 increased by 11.5% to NIS 2,885.1 million (US$ 669.7 million) from NIS 2,586.7 million in 2003. The increase in 2004 as compared to 2003 resulted primarily from the 12.1% increase in service revenues, as the higher level of service revenues, driven by increased minutes of use, resulted in higher variable costs including inter-carrier termination fees and transmission.

        Cost of revenues – Equipment in 2004 increased by 32.8% to NIS 729.9 million (US$ 169.4 million) from NIS 549.7 million in 2003. The increase was driven primarily by higher priced handsets and approximately 13% growth in the number of sales transactions to new and upgrading subscribers.

        Gross profit for 2004 was NIS 1,525.7 million (US$ 354.2 million), 29.7% of revenues, up 14.6% from NIS 1,331.3 million, 29.8% of revenues, in 2003.

        Selling and marketing expenses in 2004 were NIS 325.2 million (US$ 75.5 million), an increase of 3.6% from NIS 314.0 million in 2003. The increase was driven primarily by higher distribution and advertising costs in response to increasing competition and the introduction of our 3G network.

        General and administrative expenses in 2004 were NIS 181.1 million (US$ 42.0 million), up 11.5% from NIS 162.4 million in 2003. The increase was driven primarily by a larger provision for doubtful accounts resulting from the increased volume of handset sales, compensation costs under the new stock option plan, and one-time costs incurred in the Company’s attempt to purchase a controlling interest in Matav and a write-off of legal and accounting fees incurred in 2001 in preparing the Company’s shelf registration with the United States Securities and Exchange Commission.

        Operating profit for 2004 was NIS 1,019.3 million (US$ 236.6 million), an increase of 19.2% from NIS 854.9 million in 2003. Operating profit as a percentage of revenues increased to 19.8% from 19.1% in 2003.

        Financial expenses in 2004 were NIS 260.5 million (US$ 60.5 million), a decrease of 19.0% compared to NIS 321.7 million in 2003. The decrease in financial expenses in 2004 compared to 2003 was driven primarily by lower bank debt levels and lower shekel interest rates offset by the negative revaluation of U.S. dollar foreign currency hedging positions covering foreign exchange exposure on the US$ 175 million 13% subordinated notes. The fair value of these derivative contracts as of December 31, 2004, is a liability of NIS 55.3 million as compared to a liability of NIS 11.5 million on December 31, 2003. The increase in the liability is derived primarily from the strengthening of the shekel by 3.9% in Q4 2004.

        Income before taxes for 2004 was NIS 758.8 million (US$ 176.1 million), up 43.3% compared to NIS 529.6 million in 2003.

        In 2004, the Company had net income of NIS 471.6 million (US$ 109.5 million), or NIS 2.56 (US$ 0.60) per ADS or per share, compared to NIS 1,162.7 million, or NIS 6.34 per ADS or per share in 2003. The decrease in net income for 2004 compared to net income for 2003 resulted primarily from the utilization of the Company’s accumulated tax loss carry forwards and the creation of deferred tax assets in Q4 2003, in the amount of NIS 633.0 million.

        During 2004, our net active subscribers increased by 237,000, or 11.3%.

        As of December 31, 2004 our net active subscriber base was 2,340,000, accounting for an approximate market share of 32%, up from 31% at the end of 2003. The subscriber base for 2004 is comprised of 1,207,000 post-paid private subscribers (51.6% of the base) 700,000 prepaid subscribers (29.9% of the base) and 433,000 post-paid business subscribers (18.5% of the base). Net new active subscribers in the business sector accounted for approximately 36% of net new active subscribers in 2004.

        The annual churn rate for 2004 decreased to 12.0%, compared to 13.6% in 2003. We believe that the decrease in chum resulted primarily from an increased level of retention activities in 2004 as compared to 2003.

        Average monthly usage per subscriber (“MOU”) for 2004 was 286 minutes, an increase of 3.2% from the MOU for 2003, which was 277 minutes. Average monthly revenue per subscriber (“ARPU”) for 2004 was 170 NIS compared to NIS 171 in 2003, a decline of 0.6%. The decrease in ARPU, despite the increase in MOU, is derived primarily from downward pressure on tariffs, driven by increasing competition.

        In 2004, lower handset subsidies caused the average cost of acquiring a new subscriber (SAC) to decline from 2003. The lower handset subsidies were achieved as a result of higher charges related to handsets in the business and private sectors. 2004 SAC was NIS 295, compared to NIS 362 for 2003, a decline of 18.5%.

        We generated positive cashflow from operations amounting to NIS 1,272.8 million ($295.5 million) in 2004, compared to NIS 1,031.5 million in 2003. The difference was primarily due to increased operating profits in 2004 as compared to 2003. Cashflow used in investing activities was NIS 673.6 million ($156.4 million) in 2004, compared to NIS 376.8 million in 2003. The increase was mainly due to larger payments for fixed assets in the amount of NIS 259.5 million (US$ 60.2 million) offset by the proceeds from the withdrawal of the NIS 98.9 million security deposit for the interest on our US Dollar denominated notes in 2003 and the reduction in payments for additional spectrum, in the amount of NIS 67.4 million (US $15.6 million).

        Cash used in financing activities was NIS 598.3 million ($138.9 million) in 2004, compared to NIS 652.3 million in 2003. The change was primarily due to reductions in repayments of borrowings under our long-term loans.

        From January 1, 2002 to December 31, 2004, we made cumulative net capital expenditures of approximately NIS 1390 million, of which NIS 601 million ($140 million) was incurred in 2004.

        In December, 2004, we commercially launched our 3G network.

        On March 31, 2005, we completed a debt offering, raising NIS 2.0 billion in a public offering in Israel of 4.25% unsecured Series A notes due 2009 -2012.

        On April 14, 2005 the Company entered into a new $550 million bank credit facility. The facility is divided into two tranches: a six year $450 million term loan facility and a six year $100 million revolving loan facility, and is secured by a first ranking floating charge on the Company’s assets.

        With effect May 1, 2005, the Company exercised an option to reduce the term facility to $150 million (in addition to an advance of approximately $25 million carried over from the Company’s previous facility), and to change the final maturity date of both facilities to September 1, 2009. As a result, the total maximum availability under the new credit facility is approximately $275 million.

        On April 20, 2005, we used NIS 1,073 million of the proceeds from our debt offering and repurchased approximately 33.3 million shares from our Israeli founding shareholders, representing approximately 18.1% of our outstanding shares immediately before the repurchase.

        On July 27, 2005, the Board of Directors resolved to recommend to the shareholders to authorize the distribution of a cash dividend in the amount of NIS 0.57 per share (approximately NIS 86.4 million) to shareholders on record as of September 26, 2005. The dividend payment is subject to the approval of the Company’s shareholders.

        On August 15, 2005 the Company redeemed the Company’s outstanding US$ 175 million Senior Subordinated Notes due 2010. According to the terms of the Notes, the redemption price was 106.50% of the principal amount.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: August 23, 2005